Carolina Bank Holdings, Inc.

101 North Spring Street

Greensboro, North Carolina 27401

June 4, 2015

VIA EDGAR

Ms. Kathryn McHale

Senior Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Carolina Bank Holdings, Inc.

Registration Statement on Form S-1

Filed April 29, 2015

File No. 333-203723

Dear Ms. McHale:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission that were contained in your letter dated May 21, 2015, regarding the above-referenced filing of Carolina Bank Holdings, Inc., Greensboro, North Carolina (the “Company”). In response to the Staff’s comments, the Company has also filed an amendment to its Registration Statement on Form S-1 (the “Registration Statement”). This letter sets forth each comment contained in your letter dated May 21, 2015 and, following the comment, the Company’s response. The Staff’s comment is repeated in bold face, and the Company’s response follows in ordinary type.

Registration Statement on Form S-1

Selling Securityholders, page 30

1.	Please revise to identify by name the natural persons who have or share voting and/or dispositive powers with respect to the shares held by each of the following selling securityholders:
•	Banc Fund IX L.P.;
•	Banc Fund VII L.P.;
•	Banc Fund VIII L.P.;
•	Basswood Opportunity Fund, Inc.;
•	Basswood Opportunity Partners, LP;
•	BCM Select Equity I Master, Ltd.;
•	Consecutor Management, LLC;

U.S. Securities and Exchange Commission

June 4, 2015

•	Blue Pine Financial Opportunities Fund II, LP;
•	BSOF Master Fund LP;
•	Endicott Opportunity Partners IV, L.P.;
•	Financial Opportunity Fund LLC; and
•	First Clearing Corp CFBO Richard Jacinto II Roth IRA.

For Guidance, please refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Response: We have revised the “Selling Securityholders” section to identify by name the natural persons who have or share voting and/or dispositive power with respect to the shares held by the selling securityholders identified in the Staff’s comment.

2.	Please tell us whether Basswood Capital Management, LLC, which you identify as a principal shareholder on page 29, is affiliated with any selling securityholders, including, without limitation:
•	Basswood Opportunity Fund, Inc.;
•	Basswood Opportunity Partners, LP; and
•	BCM Select Equity I Master, Ltd.

If so, please revise the “Selling Securityholders” section to provide disclosure to such effect.

Response: Basswood Capital Management, L.L.C. (the “Management Company”) is the investment manager or adviser to Basswood Opportunity Partners, L.P., Basswood Opportunity Fund, Inc. and BCM Select Equity I Master, Ltd. (collectively, the “Funds”), and consequently has the authority to vote and to dispose of the securities held by the Funds. We have revised the “Selling Securityholders” section to provide disclosure to this effect.

Exhibits

3.	Please file the legality opinion with your next amendment or tell us when you plan to file it. We may have comments after reviewing this document.

Response: The legality opinion is filed as Exhibit 5.1 to the amendment to the Company’s Registration Statement.

*   *   *   *

U.S. Securities and Exchange Commission

June 4, 2015

The Company respectfully submits that the foregoing discussions and the related revised disclosure in the Registration Statement are appropriately responsive to the Staff’s comments. If the Staff has any further comments, please direct them to the undersigned. We appreciate your assistance in helping the Company to enhance the quality of the disclosure contained in its Registration Statement.

Respectfully yours,

/s/ T. Allen Liles

T. Allen Liles
Treasurer, Secretary and Chief Financial Officer

cc:	Wyrick Robbins Yates & Ponton LLP